INVEST IN **TURANT INC.**

Instant transactions using highly accurate voice identification & verification


turant
VOICE VERIFIED 2FA

turant.ai Saratoga CA

Technology | Fintech & Finance | B2B | AI

LEAD INVESTOR

Munish Khetrapal Vice President Cloud Engagement, Palo Alto Networks

The innovative technology can transform the Identity and Access Management Industry, providing solutions for people from diverse backgrounds across multiple geographies. The technology helps corporations provide security without going through cumbersome dual-factor authentication solutions. Voice authentication is a complex problem with different languages, accents, dialects, etc. The industry's size will be touching US$ 40B annually by 2030, and the barrier to entry is enormous as the company scales. The more training its algorithms receive, the better they get. The technology is sticky due to its accuracy and integration into enterprise applications. I also like the Socially responsible aspect of the technology that improves the lives of people who can't read or write securely access digital services.

Invested $1,000 this round

Highlights

1. In trials in over 30 opportunities with initial revenue
2. Initial target SMS OTP replacement, a $75B/year TAM market
3. Starting business in hyper growth markets of, India, Malaysia, Indonesia & Brazil
4. Allows benefits of digital economy for everyone in any language and any levels of literacy
5. Agnostic to any spoken language and dialect, 10X price advantage
6. No requirement for internet or smartphone, bring billions into the digital economy

Our Team



Anurag Goel CEO and Founder

Developed end to end solutions in the past which created billions in revenue. Raised $65M for past start-up and exited it successfully.

Due to my middle class family background, I am aware of the limitations in adopting the latest products due to low familiarity with smartphones, computer and limited comfort with English language. Turant Voice biometric solutions hold the promise to bring benefits of digital economy to the unserved masses.



Manjit Singh Chief Business Officer

Taken a start-up to IPO on NASDAQ. Scaled revenues 4x for multiple Fortune 100 companies.



Sairam S. Chief Scientist

Seasoned technology executive and IIT alumni with PhD from Idaho. Developed disruptive technologies including AI solutions for multiple industries.



Awaneesh Mishra Chief Products Officer

Scaled solutions to support over 100M+ subscribers in less than 18 months. Strong experience in building solutions based on dynamic market requirements.

Our customer and partner testimonials



turant inc.

Your Voice, Your Digital Signature.

Instantiate, touchless and secure transactions for everyone!

www.turant.ai

turant

Use voice for financial transactions, Provide access for all

Turant Voice-Based Authentication system versatile enough to be the world-wide industry leader in instantiating transactions and allowing access to the digital economy to anyone using voice.

Turant is starting customer deployments in hyper growth markets such as India, Malaysia, Indonesia, & Brazil

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Pain Point we are solving

No integrated identity verification solution serves customers of all backgrounds, limiting companies from using modern authentication solutions

- Current solutions require smartphone and internet access
- Current - rampant fraud with 80% more money lost in 2021 compared to 2020

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Our differentiations

01. HIGH ACCURACY	02. +10X PRICE DISRUPTION	03. VERSATILE	04. END TO END SOLUTIONS
• Very high accuracy with a touchless solution • 2FA makes it higher	• We can price significantly lower • Product developed with price disruption goal	• No language or literacy dependence • Support any voice device	• Ease of integration into customer's systems

Patents process underway

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Our focus based on vast TAM and opportunity for disruption

Application	Use Case Detail	Annual TAM
Application2 Person (A2P)	- Use Turant-2FA (VoiceVerify™) instead of the fraud susceptible SMS OTP - Password-less login (Mobile App / Web)	$ 75B[1]
Digital Payments	Instantiate payments from any phone using Turant-2FA (in compliance with National Payment Corporation of India and RBI guidelines)	$ 20B[2,3]

SMS OTP fraud is a worldwide problem

INFOCOMM MEDIA DEVELOPMENT AUTHORITY | MAS Monetary Authority of Singapore | SINGAPORE POLICE FORCE

Singapore's banking and telecommunication systems not compromised

Singapore, 15 September 2021…The Infocomm Media Development Authority (IMDA), Monetary Authority of Singapore (MAS), and Singapore Police Force (SPF) said today that malicious actors overseas had diverted and used SMS one-time passwords (OTPs) to perform fraudulent credit card transactions affecting 75 bank customers in Singapore. These transactions, amounting to approximately S$500,000 in total, occurred between September and December 2020. Customers had reported that they had not initiated the transactions nor received the SMS OTPs required to perform these transactions.

Turant a strong and secure alternative to SMS OTP

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Our Business Model

Pay as you go SaaS deployment

Secure open API Access



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Customer and Partner Traction

Over 30 customer opportunities at various stages – all past price proposals.

- In trials
- Includes 4 banks, 20+ non-banking finance corporations, digital wallet companies

4 Tier1 Fintech partners building solutions using our APIs

- Digital payments instantiated with Turant Voice Verification
- Fully voice based automated solution for executing stock and commodity trades

Note: This slide contains forward projections which are not guaranteed

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Turant Product

Details / Logical Flow


IN COUNTRY SECURE CLOUD
Registration
customer prompted for voice samples
Verification
TURANT ALGORITHMS
Mode A
Mode B
Mode C
Mode D
Data Driven Fusion
Rule Based Fusion
TURANT SOLUTION DETAILS
Algorithms developed for specific use cases
Works with any vocal cord generated voice sample
Multiple trials 2021-22
Certifications/ Patent filing in-process

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Turant Product

APIs, Web Version & App SDKs


Turant Voice Verification System
Transfers
customer
CRM
OR
Turant Secured Layer
AI Engine
TTS Engine
Storag
OA&M
Turant native app
Turant on customer app via SDK
Turant API hosted in cloud
SaaS product built & deployed
Trials at financial institutions
Meet security requirements
App SDK in development
Target to support blockchain, web3.0, crypto

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How we will use your funds


Seek Series A to fund expansions including in North America
Target to achieve $0.5M ARR in +1 year with a raise of full target
Attain seed funding from WeFunder crowd investing
One rev. customer and contract negotiations with 3 others
Bootstrapped
Product Development
Beginning Commercial Efforts
Seed Funding
Scaling Turant
Series A & N. America introduction

Note: This slide contains forward projections which can not be guaranteed

Our first customer testimonial

The voice enabled login allows us to reach out to all segments of our customers with friction free use. This ability adds significant traction potential for us in segment where otherwise we would have to rely on leading search engines or other service provider's to allow users into the platform for initial scrutiny



Chetan Pandya – CEO CreditSiddhi

Our first partner testimonial

We have been looking for reliable and accurate Voice Biometrics for our solution MissCallPay which was recently launched by the governor of RBI (India's Federal Bank) alongside the launch of UPI 123pay. UPI payments is used by 260 M users performing 6B

transactions daily. Our solution extends this to another 1B phone users with voice as the way to interact with machines. The accuracy of Turant will help us in instantiating payments. We are very excited to work with the Turant team to help us transform the way the next billion users would pay.



Mitesh L Thakker, Founder and CEO, MissCallPay
Minkville Innoventures Pvt. Ltd. India

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Competitive Landscape

14

S. No.	Feature	Turant	ID R&D	Tonetag	[24]7.ai	Nuance (Microsoft)	Phonexia
1	Voice authentication						
2	Accuracy of voice authentication						
3	Language and Dialect agnostic						
4	Not dependent on smartphone/internet						
5	SMS OTP replacement						
6	Password-less Login						
7	Reduce call center manpower use						
8	SaaS solution						

Turant professes a much higher accuracy for which patent process is underway

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Financial Overview

15

- Burn Rate and Revenue for 18 months
- Assuming full target amount raised



18 month Burn and revenue projections
$0
$20,000
$40,000
$60,000
$80,000
$100,000
$160,000
MONTHLY BURN RATE
REVENUE PROJECTIONS MONTHLY
NETT MONTHLY BURN RATE

Note: This slide contains forward projections which are not guaranteed

Turant Launches

Oct 24, 2022
Turant introduces VoiceVerify for Field Force Management



- ✓ Enables identification of field teams using voice signature in real-time.
- ✓ Enhances efficiency of the field team
- ✓ Manage compliance
- ✓ Maximizes customer face time.
- ✓ Customer deployment is in process

Downloads

Turant crowd funding investment presentation.pdf